FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 2, 2006

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 1430 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Explanatory Note:    This Form 6-K/A filing is to amend the Management's Discussion and Analysis that was filed on May 2, 2006 and later filed on May 26th as a part of Current Technology's 20-F filing.

Exhibit List:

99.1            Management's Discussion and Analysis (amended)